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                                                  OMB Number           3235-0287
                                                  Expires:    September 30, 1998
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person

    Feinberg             Stephen
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   (Last)               (First)                 (Middle)

    450 Park Avenue, 28th Floor
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                                    (Street)

    New York              NY                       10022
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol

  American Skiing Company (SKI)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   August/1998
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X*]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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7.  Individual or Joint/Group Filing (Check Applicable Line)

    [X*] Form filed by One Reporting Person
    [  ] Form filed by More than One Reporting Persion

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

TRANSACTIONS BY CERBERUS PARTNERS, L.P.*
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Common Stock                           8/4/98       P                38,500*       A      $9.00                   I*        *
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Common Stock                           8/7/98       P                 6,500*       A      $8.75                   I*        *
---------------------------------------------------------------------------------- -------------------------------------------------
Common Stock                          8/10/98       P                49,300        A      $8.75                   I*        *
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Common Stock                          8/11/98       P                56,400        A      $8.25       **          I*        *
------------------------------------------------------------------------------------------------------------------------------------

TRANSACTION BY CERBERUS INTERNATIONAL, LTD.*
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Common Stock                           8/4/98       P                92,600        A      $9.00                   I*        *
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Common Stock                           8/7/98       P                15,500*       A      $8.75                   I*        *
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Common Stock                          8/10/98       P               118,500*       A      $8.75                   I*        *
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Common Stock                          8/11/98       P               135,700*       A      $8.25       **          I*        *
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TRANSACTIONS BY ULTRA CERBERUS FUNDS, LTD.*
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Common Stock                           8/4/98        P                6,600*       A       9.00                   I*        *
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Common Stock                           8/7/98        P                1,000*       A       8.75                   I*        *
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Common Stock                          8/10/98        P                8,400*       A       8.75                   I*        *
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Common Stock                          8/11/98        P                9,700*       A       8.25                   I*        *
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TRANSACTIONS BY THE FUNDS*
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Common Stock                           8/4/98        P               42,800*       A       9.00                   I*        *
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Common Stock                           8/7/98        P                7,000*       A       8.75                   I*        *
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Common Stock                          8/10/98        P               54,700*       A       8.75                   I*        *
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Common Stock                          8/11/98        P               62,700*       A       8.25       **          I*        *

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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly
*If form is filed by more than one reporting person, see Instruction 4(b)(v).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation  of  Responses:

* The  reporting  person  possesses  voting  and  investment  control  over  all securities of American Skiing Company owned by Cerberus Partners, L.P. ("Cerberus"), Cerberus International, Ltd. ("International"), Ultra Cerberus Fund, Ltd. ("Ultra") and various persons and entities for which the reporting person possesses certain investment authority (the "Funds"). The reporting person's interest is limited to the extent of his pecuniary interest, if any, in Cerberus, International, Ultra and the Funds.

**The reporting person indirectly through one or more partnerships or other entities beneficially owns 3,494,671 shares of the Common Stock of American Skiing Company as of August 31, 1998. However, the reporting person's interest in such shares is limited to his pecuniary interest, if any, in Cerberus, International, Ultra and the Funds.


/s/ Stephen Feinberg                               September 8, 1998
________________________________                   ______________________
 **Signature of Reporting Person                       Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.

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       contained in this form are not required unless the form displays a currently valid OMB Number